UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on February 8, 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILTIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: 8 February 2016

Today’s date: 8 February 2016

Name of Issuer: Royal Dutch Shell plc

Date of transaction: 5 February 2016

Name of Directors / PDMRs:
Directors and PDMRs who have interests in employee share plans (names listed below)

Nature of the transaction:
1) Confirmation of the number of RDS shares deferred under the Deferred Bonus
Plan (DBP) representing a percentage of their annual bonus that will be deferred for performance year 2015.

2) The award of conditional shares of Royal Dutch Shell plc (RDS) under the Long
Term Incentive Plan (LTIP).

Consideration for the transaction:
1) Percentage of cash value of the annual bonus awards for performance year 2015 that is to be converted into shares (DBP)

Ben van Beurden 50% of bonus €1,750,000
Simon Henry 50% of bonus €1,025,000

John Abbott 50% of bonus £ 539,500
Harry Brekelmans 50% of bonus € 552,500
Andrew Brown 50% of bonus £ 420,500
Donny Ching 50% of bonus AUD 670,000
Marvin Odum 50% of bonus $ 728,000

2) No consideration for LTIP.

Directors
1) DBP

Ben van Beurden   86,978 RDSA
Simon Henry    51,393 RDSB

2) LTIP

Ben van Beurden 236,302  RDSA
Simon Henry  141,465 RDSB

PDMRs

1) DBP

John Abbott   35,112 RDSB
Harry Brekelmans   27,460 RDSA
Andrew Brown    27,367 RDSB
Donny Ching   21,365 RDSA
Marvin Odum    16,293 RDS.A

2) LTIP

John Abbott    50,000 RDSB
Harry Brekelmans    50,000 RDSA
Andrew Brown   50,000 RDSB
Ronan Cassidy    42,000 RDSB
Donny Ching   36,000 RDSA
Marvin Odum    35,000 RDS.A
Maarten Wetselaar  50,000 RDSA

Classes of security:
Royal Dutch Shell Class A Ordinary shares ("RDSA")
Royal Dutch Shell Class B Ordinary shares ("RDSB")
Royal Dutch Shell plc Class A ADS ("RDS.A")

Notes

Details of the Deferred Bonus Plan (DBP) and the Long Term Incentive Plan (LTIP)
can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the
year ended December 31, 2014 (www.shell.com/annualreport)

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 832 337 2034

.....................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: February 8, 2016	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary